 Q Search



Dan Thompson

Owner, Huff-n-Puff Fitness Repair, LLC

Greater Chicago Area

Message ...

 **Huff-n-Puff Fitness Repair**

Elgin Community College

See contact info

328 connections

Experience



Owner
Huff-n-Puff Fitness Repair
Feb 2008 – Present · 11 yrs

Driver
Carpenter Liquid Transporters
Oct 2006 – Feb 2008 · 1 yr 5 mos
Transported and delivered both hazardous and non hazardous liquids in 7000 gallon Tractor-Trailers nationwide.



Driver
Maines Paper and Food Service
May 2005 – Oct 2006 · 1 yr 6 mos
Delivered food products to Wendy's, Applebee's, The Olive Garden, Red Lobster, Smokey Bones and Houlihan's in a refrigerated tractor trailer within the mid-western states.

Education

Elgin Community College
Vocational Cert. in Truck Driving, Truck Driving
2004 – 2005

CDL Class "A" qualified with "X" (Tankers and Haz-mat) and "T" (Double and Triple Trailer) endorsements.

Volunteer Experience

Team Member
North Aurora CERT
Apr 2014 • 1 mo
Disaster and Humanitarian Relief

The Community Emergency Response Team (CERT) Program educates people about disaster preparedness for hazards that may impact their area and trains them in basic disaster response skills, such as fire safety, light search and rescue, team organization, and disaster medical

 

responders are not immediately available to help. CERT members also are encouraged to support emergency response agencies by taking a more active role in emergency preparedness projects in their community.



